January 18, 2008

Via EDGAR

Hanna T. Teshome

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Danaher Corporation

Definitive 14A

Filed April 10, 2007

File No. 001-08089

Dear Ms. Teshome:

We are submitting this letter in response to the letter dated December 17, 2007 to H. Lawrence Culp, Jr., President and Chief Executive Officer of Danaher Corporation, setting forth the Staff’s comment on the above-referenced filing. For ease of reference, we have repeated the Staff’s comment in bold text preceding our response.

1.	Your response to our prior comment 6 indicates that the quantitative metrics of personal performance objectives for your named executive officers is not material to investors. It is unclear why these metrics are not material given that you use them to determine the amount of annual cash incentive compensation to your named executive officers. To the extent you use performance targets, both qualitative and quantitative, in determining executive compensation, those targets should be disclosed unless they could be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

Furthermore, while we note your response that the disclosure of performance measures and metrics could cause competitive harm, your response does not address the confidential treatment standard that you are required to use for evaluating whether performance target information may be omitted from disclosure. If you believe that disclosure of this information is not required because it would result in competitive harm, please provide a detailed supplemental analysis supporting your conclusion using the standard outlined in Instruction 4 to Item 402(b) of Regulation S-K. Please also refer to Question 3.04 of Item 402 of Regulation S-K interpretations available on our website at www.sec.gov.

Please refer to our prior comment 6 and provide us with a detailed explanation that is fully responsive to that comment.

We believe that disclosure of the specific, quantitative metrics that we establish for our named executive officers (NEOs) in connection with their annual incentive compensation awards would result in competitive harm to Danaher, for the reasons discussed below, and therefore, that these metrics are not required to be disclosed under Instruction 4 to Item 402(b) of Regulation S-K. We also believe that these metrics are not material to readers of our Compensation Discussion and Analysis (CD&A), for the reasons discussed below.

Basis for Exclusion under Instruction 4 to Item 402(b) of Regulation S-K

Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, a registrant is not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee, the disclosure of which would result in competitive harm for the registrant. The Instruction indicates that the standard to be used in determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Exchange Act Rule 24b-2, which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder (17 C.F.R. §200.80(b)(4)). 17 C.F.R. § 200.80(b)(4) provides that “the Commission will generally not publish or make available to any person matters that . . . (4) Disclose trade secrets and commercial or financial information obtained from a person and privileged or confidential.” 17 C.F.R. § 200.80(b)(4) implements the similar FOIA exception of 5 U.S.C. § 552(b)(4).1 Both the courts and the SEC have relied upon interpretations of 5 U.S.C. § 552(b)(4) to interpret § 200.80(b)(4), collectively referred to herein as “Exemption (b)(4).”2

We believe that disclosure of the specific, quantitative metrics that we establish for our NEOs in connection with their annual incentive compensation awards (the “Target Metrics”) would result in competitive harm to Danaher based upon the standards set forth in Exemption (b)(4).

In order to be considered a proper subject for confidential treatment under Exemption (b)(4), the Confidential Information must be: (1) commercial or financial; (2) obtained from a person; and (3) privileged or confidential.3 The terms “commercial” or “financial” as used in 17 C.F.R. § 200.80(b)(4) and 5 U.S.C. § 552(b)(4) are “given their

[1]	“This section does not apply to matters that are . . .(4) trade secrets and commercial or financial information obtained from a person and privileged or confidential.” 5 U.S.C. § 552(b).
[2]

See, e.g., Continental Stock Transfer and Trust Company v. SEC, 566 F.2d 373 (2d. Cir. 1977); In the matter of the FOIA Appeal of Michael Rothman, SEC FOIA Release No. 182, 51 SEC Docket 821 (May 18, 1992); In the matter of Confidential Treatment Request Appeal of American Express Company, SEC FOIA Release No. 139, 45 SEC Docket 264 (Dec. 27, 1989).

[3]

See, e.g., Gulf & Western Indus. v. United States, 615 F.2d 527, 529 (D.C. Cir. 1979); Consumers Union v. VA, 301 F. Supp. 796, 802 (S.D.N.Y. 1969), appeal dismissed as moot, 436 F.2d 1363 (2d Cir. 1971).

ordinary meanings.”4 All of the Target Metrics are commercial or financial information in that, as discussed below, they are information concerning the operation of Danaher’s business. Further, the information is obtained from a person, in this instance from Danaher. Commercial information is deemed “confidential” for the purposes of Exemption (b)(4) if it is not publicly known and its disclosure would have the effect of causing substantial harm to the competitive position of the person from whom the information is obtained.5 The Target Metrics are confidential under Exemption (b)(4), because Danaher has maintained the confidentiality of the Target Metrics and because, as discussed below, disclosure would cause substantial harm to Danaher’s competitive position.

In order to establish the potential competitive harm from disclosure of the Target Metrics, Danaher need not demonstrate actual competitive harm, but rather must show “actual competition and a likelihood of substantial competitive injury.”6 Because of the diversity of the products Danaher sells and the variety of markets it serves, Danaher encounters a wide variety of competitors, including well-established regional or specialized competitors, as well as larger companies or divisions of larger companies that have greater sales, marketing, research, and financial resources than we do. The number of competitors varies by product line, and some of these competitors have greater sales, marketing, research and financial resources than Danaher. Key competitive factors that are typically applicable to Danaher’s businesses generally include price, quality, delivery speed, service and support, innovation, distribution network, and brand name. Given the nature and extent of our competition, disclosure of the Target Metrics would cause substantial harm to Danaher’s competitive position for the reasons set forth below.

We have been circumspect in identifying which elements of performance we consider deserving of confidential treatment, and are only proposing to treat as confidential those particular elements the disclosure of which would pose a competitive harm to Danaher, namely the Target Metrics.

Discussion of Competitive Harm

The following discussion identifies the substantial competitive harm Danaher would expect if the Target Metrics were disclosed. The competitive harm falls into two general categories: competitive harm in the form of competitors being able to use the Target Metrics to compete more effectively and efficiently with Danaher, and competitive harm in the form of competitors being able to more effectively solicit Danaher’s executive officers away from Danaher. Below we (a) describe the nature of the metrics in issue; (b) discuss the ways in which each of these Target Metrics

[4]	Public Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983).
[5]

National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); see also CNA Financial Corp. v. Donovan, 830 F.2d 1132, 1152 n. 146 (D.C. Cir. 1987), cert. denied, 108 S. Ct. 1270 (1988) (indicating that numerous federal courts had accepted the National Parks interpretation of Exemption (b)(4)); Critical Mass Energy Project v. Nuclear Regulatory Commission, et al, 975 F.2d 871 (D.C. Cir. 1992).

[6]	CNA Financial Corp., 830 F.2d at 1152.

individually could be used by competitors to compete more effectively with Danaher; (c) discuss the competitive harms common to the Target Metrics collectively; and (d) finally discuss how competitors could use the Target Metrics to more effectively solicit our executive leadership.

Description of nature of performance metrics

As noted in the Initial Response Letter, the personal performance goals for our NEOs with operational responsibilities have typically included certain quantitative performance metrics. As an example, with respect to 2006, the quantitative performance metrics for one of our NEOs with operational responsibilities consisted of the following:

•

Strengthen innovation by eliminating barriers to effective new product development, measured by increasing the vitality index (i.e., the percentage of sales in a given period derived from sales of products introduced within the past three years) for his group of companies from the level as of December 31, 2005 to a specified, higher level;

•

Drive improvements in on-time-delivery and past-due performance, measured by (1) improving on-time delivery performance from the level as of December 31, 2005 to a specified, improved level, and (2) driving past due performance from the level as of December 31, 2005 to a specified, improved level;

•	Deliver core revenue growth for his group of companies at a specified level above targeted core revenue growth; and

•	Deliver specified, target operating income, operating margins and variable contribution margins for his group of companies.

The nature of the 2006 quantitative performance metrics for our other NEOs with operating company responsibilities, other than the CEO, were similar and included each of the metrics above. In addition, each of the other two operating company NEOs had a further quantitative performance metric relating to revenue growth (the third bullet point above), namely a metric relating to the number of “growth breakthroughs”7 that their businesses identified or achieved for the year; and a further quantitative performance metric relating to accelerating product development (the first bullet point above), namely a metric relating to “global product development” or the number of engineers based in certain regions as a percentage of the business’ total engineers. One operating company NEO also had a quantitative performance metric relating to working capital turns, which compares the depletion of working capital to the generation of sales over a given period and is often used together with on-time delivery and past-due performance as a measure of operational efficiency (the second bullet point above).

Each of the operating company NEOs also had certain performance objectives that were not based on quantitative targets, and none of the performance

7 A “growth breakthrough” is a particular product or business opportunity that the company invests in which is expect to generate incremental revenue growth of $30 million or more over a three year period.

objectives for our CEO and CFO were based on quantitative targets. We believe that disclosure of the general nature of the 2006 performance objectives that are not based on quantitative targets would not pose competitive harm to Danaher. However, in years prior to 2006 certain of our NEOs have had certain performance objectives that were not based on quantitative targets but the disclosure of which would have posed competitive harm, and we expect that certain of our NEOs will have such objectives in future years. We of course will need to perform a new competitive harm assessment each year for both the quantitative and non-quantitative objectives used for such year.

Discussion of competitive harm in context of each performance metric

We have grouped the discussion of competitive harm as follows: the first section relates to the first bullet point above; the second section relates to the second bullet point above; and the third section relates to the third and fourth bullet points above.

Vitality index/global product development

Danaher generally sells its products in industries that are characterized by rapid technological changes, frequent new product introductions and changing industry standards. The continual development of new products and product enhancements is critical in defending and expanding our market share in these industries, and if we fail to innovate at a sufficiently rapid pace, our products will become technologically obsolete over time and our market share and competitive position will suffer. Vitality index is one of the primary measures that we use to evaluate whether we are introducing new products on a frequent enough basis and generating a sufficient proportion of our revenue from new products. We also use “global product development” metrics as a barometer of our effectiveness in accelerating new product development in a cost-effective manner.

Given how critical our rate of innovation is to our market share and competitive position, knowledge of the degree of vitality index improvement, or global product development improvement, that our NEO business groups target on a year-to-year basis would be of substantial competitive benefit to a competitor. Our competitors could use this data to gauge the degree of new product introductions they need to achieve on a year-over-year basis to catch up to, match or exceed the rate of innovation for the particular Danaher business group, and adjust their research and development spending, investments in low-cost region sourcing and other product development and marketing spending accordingly. Without this information, competitors may devote insufficient R&D and other resources to keep pace with Danaher’s rate of innovation and new product development, or conversely may over-invest in these areas. In addition, since many of our competitors are non-public and many others are divisions of much larger companies, we would not be able to obtain similar insight into their R&D metrics and thus would be unfairly disadvantaged.

On-time delivery, past-due performance and working capital turns

On-time delivery and past-due performance are critical factors that customers in our industries use to determine which suppliers to do business with. As a result, we often use these metrics, as well as working capital turns, as performance objectives for purposes of measuring operational efficiency. If Danaher were to disclose year-over-year improvement targets in these areas for each NEO business group, competitors would use the information to more precisely understand how to maximize their competitive position vis-á-vis Danaher. Competitors would use the information directly in seeking to win business from our customers (e.g., by criticizing Danaher’s performance levels or promising to deliver a better performance level). Competitors would also use this information to more efficiently and effectively deploy the resources that they devote to on-time delivery and past-due performance, such as streamlining or otherwise improving their sources of supply and/or devoting additional resources to improving the efficiency or capacity of their manufacturing operations.

Revenue growth, growth breakthroughs, operating income, operating margins and variable contribution margins

Whereas the metrics discussed above are critical operating metrics that Danaher uses to manage its businesses and gauge competitive performance, revenue growth, operating income, operating margin and related metrics such as variable contribution margin and purchase price variance are the primary financial metrics that Danaher, and to our knowledge our competitors, use for the same purpose. Competitors of Danaher’s business groups compare their sales growth against that of Danaher’s business groups and other businesses to determine whether they are effectively growing their business and whether their share of the market is increasing or declining. Competitors use operating profit, operating margin and related metrics to determine the quality of the revenue growth, and the extent to which the business is appropriately managing costs. The year-over-year improvement targets that Danaher establishes for our NEOs reflects management’s business judgment regarding how much the particular business group must improve in each of these areas of financial performance each year in order to increase market share on a profitable basis, and ultimately for Danaher to compete effectively. If Danaher were to disclose these year-over-year improvement targets for each NEO business group, competitors would use the information to benchmark their own growth and profitability objectives and better understand how they their planned performance positions them to compete with Danaher in the future.

The synergistic effect of disclosing Danaher’s plans not only with respect to sales, but also with respect to operating profit, operating margin and related metrics, compounds the competitive harm to Danaher. Since resources are finite, businesses must balance how much they invest in each component of their business. Depending on circumstances and depending on the business, a business may at times focus resources on growing sales, whereas at other times the business may focus on improving profitability. By analyzing Danaher’s sales targets relative to its profit targets, competitors would glean the relative priorities in Danaher’s business model and use the data to inform their own resource allocation, thereby making them more effective competitors. In addition, as discussed above, since many of our competitors are non-public and many others are divisions of much larger companies, we would not be able to obtain similar insight into their resource allocation.

Discussion of competitive harm common to all performance metrics

With respect to each of the Target Metrics, it is critical to note that even after-the-fact disclosure of our year-over-year improvement targets would substantially benefit our competitors. Each of these metrics is a critical component of our strategic planning process. After-the-fact disclosure of the Target Metrics would allow our competitors to track and trend this data over multiple years and obtain a keen insight into our strategic planning process and the strategic strengths and weaknesses for each business group. For certain of these metrics, competitors can determine actual year-over-year changes by reviewing the periodic reports we file with the Commission; but many factors affect actual year-over-year performance, including factors beyond our control or that did not exist at the time we established our plan objectives. Knowledge of our targeted year-over-year performance objectives, particularly to the extent tracked and trended over time, yields a much more focused insight into how we manage our business to increase market share, improve profitability and compete effectively.

Given the intense competition and rate of change in our industries, one of the key elements of competing effectively is anticipating as much as possible the likely future plans and strategies of one’s competitors, and putting one’s business in a position to respond effectively to those plans and strategies. Disclosing Danaher’s specific, year-over-year improvement targets in the areas identified above would substantially improve our competitors’ ability to anticipate the strategic plans and strategies of Danaher’s significant business groups. This is a particular competitive concern because we do not have access to our competitors’ specific, year-over-year improvement targets in these areas, and thus do not have a comparable insight into their strategic planning process.

Discussion of competitive harm in context of marketplace for executive talent

Because we are using these performance metrics in the context of personal performance objectives, disclosure of these metrics would pose an additional and substantial competitive harm. Competitors could use this information to more carefully tailor their solicitations of our executives, specifically by offering bonus opportunities that are based on more favorable personal performance thresholds. As we noted in the Compensation Discussion & Analysis included in Danaher’s 2007 Proxy Statement, we believe that as a result of our history of operating performance and shareholder value creation, our history of successfully applying the Danaher Business System and the significant resources we devote to training our executives, our executive officers are particularly valued by other companies. Any information that further assists our competitors in hiring away our executive talent poses a substantial competitive harm to us. This is a particular competitive concern because we typically do not have access to similar information concerning the executive talent at our competitors, thus leaving Danaher at a substantial competitive disadvantage.

Discussion Regarding Immateriality

We respectfully disagree with the Staff’s conclusion that the fact that our compensation committee uses a performance metric in determining the amount of annual cash incentive compensation to pay to an NEO, without more, makes such metric material to investors.

The methodology that our Committee used to determine each NEO’s actual cash incentive compensation in 2006 consisted of four elements: (1) the NEO’s base salary; (2) the “baseline annual bonus percentage” that was established for the NEO at the beginning of 2006; (3) the NEO’s personal factor, which could have been a maximum of 2.0 for our CEO and 1.5 for the other NEOs, with the specific number being determined in the Committee’s discretion; and (4) a company performance factor based on Danaher’s period-to-period diluted earnings per share performance.

The Committee believes that in determining an executive’s personal factor for a given year, it is relevant to assess how the executive fared with respect to the performance metrics established for the NEO at the beginning of the year. But the Committee does not believe it would be appropriate to have an NEO’s personal factor be determined solely by reference to a mechanical calculation of the officer’s performance against these performance metrics. As a result, although the Committee takes into account the NEO’s performance against these performance metrics, it is only one of the factors that the Committee considers and the Committee ultimately determines the actual personal factor for each NEO based on the Committee’s business judgment. Given that (1) each operating company NEO has multiple performance measures; (2) the quantitative performance metrics are just one of the factors the Committee considers in determining an NEO’s personal factor; (3) the personal factor is just one of four elements in the methodology used for determining an NEO’s annual cash incentive compensation; and (4) cash incentive compensation was at most  1/4 of an NEO’s total compensation for 2006, we do not believe that these quantitative performance metrics are material to investors.

We do believe it is of interest to investors to know the general nature of the personal performance objectives that are taken into account by the Committee in determining an NEO’s personal factor. As we noted in the Initial Comment Letter, we intend to disclose in our future proxy filings this information for each NEO individually (rather than in aggregate as we have done in the past). We believe that providing this disclosure, together with the other disclosure in our CD&A that identifies the specific factors that typically shape executive compensation decisions, provides investors with a clear understanding of how annual cash incentive compensation is determined.

*****************************

In addition, Danaher hereby acknowledges that:

•	Danaher is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Danaher may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact the undersigned at 202-419-7611. Facsimile transmissions may be sent to me at 202-419-7676.

Very truly yours,

/s/ James F. O’Reilly
James F. O’Reilly

cc:	H. Lawrence Culp, Jr.

President and CEO, Danaher Corporation

Jonathan P. Graham, Esq.

Senior Vice President and General Counsel, Danaher Corporation